TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

February 1, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission
          450 Fifth Street, N.W
                   Washington, D.C.  20549

Attention: Mara Ransom and Scott Anderegg

Re:                             priceline.com Incorporated
Registration Statement on Form S-4 (File No. 333-185465)

Dear Ms. Ransom and Mr Anderegg:

On behalf of priceline.com Incorporated, a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (“Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on January 28, 2012.

The changes reflected in the Registration Statement include those made to address the comments (the “Comments”) of the staff of the Commission (the “Staff”) received verbally via telephone on January 31, 2013.  The Registration Statement also includes other changes that are intended to update and clarify the information contained therein.

In accordance with Rule 461 under the Securities Act of 1933, we hereby respectfully request on behalf of the Company that the effective date of the Registration Statement be accelerated to, and that the Registration Statement be declared effective on, February 1, 2013, 5:00 PM, Eastern Standard Time, or as soon thereafter as is practicable.

We hereby acknowledge on behalf of the Company that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective: (i) the Company shall remain responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments.  We appreciate your review and assistance.  Please feel free to contact me at (212) 558-4801 should you require further information or have any questions concerning this filing.

Very truly yours,

/s/ Brian E. Hamilton (XR)

Brian E. Hamilton